Exhibit 99.1

Jaguar Mining Reports Q1 2011 Earnings

JAG - TSX/NYSE

Adjusted Q1 2011 Earnings of $0.12 Per Share and Operating Cash Flow of $0.23 Per Share

CONCORD, NH, May 17 /CNW/ - Jaguar Mining Inc. ("Jaguar" or the "Company") (JAG: TSX/NYSE) reports its financial and operational results for the period ended March 31, 2011.  All figures are in U.S. dollars unless otherwise indicated.

Note: As required by applicable Canadian rules, effective Q1 2011, Jaguar has prepared its financial statements in accordance with International Financial Reporting Standards ("IFRS"), including the restatement of the comparative period previously reported under Generally Accepted Accounting Principles ("GAAP") in Canada.

Q1 2011 Highlights

•	Record revenue of $55.1 million, an increase of 36% over Q1 2010.

•	Net income of $3.7 million or $0.04 per basic and fully diluted share.

Adjusted net income, excluding special non-operating and non-recurring charges, most significant of which was a provision to value the conversion option embedded in convertible notes issued by the Company, totaled $10.3 million or $0.12 per basic and fully diluted share.  (See Non-IFRS Performance Measures)

•	Gross profit of $11.0 million, an increase of 48% from Q1 2010.

•	Record cash operating margin per ounce of gold of $659, an increase of 31% from Q1 2010.

•	Cash generated by operating activities totaled $19.4 million or $0.23 per fully diluted share, an increase of 71% from Q1 2010.

•
Gold production of 41,449 ounces at an average cash operating cost of $727 per ounce compared to 31,223 ounces at an average cash operating cost of $597 per ounce in Q1 2010 (see Non-IFRS Performance Measures).  The increase in production from the prior year was largely attributable to the addition of the Caeté operation, which was commissioned in Q3 2010.

Removing the effect of gold-in-process and stockpile inventory changes, the underlying operating cash cost was $663 per ounce.

•	Gold ounces sold totaled 39,794, an increase of 8% from Q1 2010.

•	The average sales price per ounce totaled $1,386, an increase of 24% from Q1 2010.

•	Investments of $20.2 million in growth projects, a decrease of 45% from Q1 2010.

Commenting on the Q1 2011 performance, Daniel R. Titcomb, Jaguar's President and CEO stated, "Our favorable Q1 2011 financial performance reflects the improvements we cited in the preliminary operating results we issued four weeks ago.  As we move through the year, we expect further sequential gains in our quarterly gold production at lower costs."

Summary of Key Operating Results

The following is a summary of key operating results. Refer to the Adjusted Net Income table.

Summary of Key Operating Results

($000s)

	Quarter Ended March 31, 2011	Quarter Ended March 31, 2010
Gold sales	$55,140	$40,670
Ounces sold	39,794	36,888
Average sales price $/ounce	1,386	1,102
Gross profit	10,968	7,405
Adjusted net income (loss) 1	10,313	(3,665)
Adjusted basic and diluted net income per share1	$0.12	$(0.04)
Weighted average number of shares outstanding - basic	84,373,648	83,995,337
Weighted average number of shares outstanding - diluted	84,385,392	98,538,285
1 See Non-IFRS Performance Measures

Additional details are available in the Company's filings on SEDAR and EDGAR, including Management's Discussion and Analysis of Financial Condition and Results of Operations and Consolidated Financial Statements for the quarter ended March 31, 2011.

2011 Update of Operations

Operating results to-date are consistent with the initiatives the Company implemented during the second half of 2010 and its previously stated 2011 production target of between 195,000 and 205,000 ounces of gold.

Non-IFRS Performance Measures

The Company has included the non-IFRS performance measures discussed below in this press release.  These non-IFRS performance measures do not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other companies.  The Company believes that, in addition to conventional measures prepared in accordance with IFRS, these non-IFRS measures provide investors with additional information that will better enable them to evaluate the Company's performance.  Accordingly, these Non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with IFRS.

The Company has included cash operating cost per ounce produced and cash operating margin per ounce because it believes these figures are a useful indicator of an operation's performance as they provide: (i) a measure of the mine's cash margin per ounce, by comparison of the cash operating costs per ounce to the price of gold; (ii) the trend in costs as the mine matures; and (iii) an internal benchmark of performance to allow for comparison against other gold mining operations.  Additionally, the Company has provided adjusted net income, which reflects the elimination of special non-operating and certain non-recurring charges that do not reflect on-going costs in Jaguar's operations or administrative costs; and cash flow from operations, which does not reflect the change in non-cash operating working capital.  The definitions for these performance measures and reconciliation of the non-IFRS measures to reported IFRS measures are set out in the following tables.

Adjusted Net Income
($000s)

	Quarter Ended March 31, 2011	Quarter Ended March 31, 2010
Net income (loss) as reported	$3,724	$26,818
Adjustments:
Loss (gain) on conversion option embedded in convertible debt	1,340	(32,505)
Effect of gold-in-process and stockpile inventory changes	2,546	-
Non-cash interest expense	2,703	2,022
Adjusted net income (loss)	10,313	(3,665)
Adjusted basic and diluted net income per share	$0.12	$(0.04)

Cash Provided by Operating Activities
($000s)
	Quarter Ended March 31, 2011	Quarter Ended March 31, 2010
Cash provided by operating activities as reported
Net income	$3,724	$26,818
Adjustments to reconcile net earnings to net cash provided from (used in) operating activities:
Unrealized foreign exchange (gain) loss	(2,794)	397
Stock-based compensation	(2,696)	(643)
Non-cash interest expense	3,064	2,171
Accretion of interest income	(94)	-
Accretion expense	570	290
Deferred income taxes	455	1,644
Depletion and amortization	11,477	8,122
Unrealized loss on derivatives	-	699
Unrealized (gain) loss on option component of convertible note	1,340	(32,505)
Reclamation expenditure	(18)	(78)
	$15,028	$6,915
Change in non cash operating working capital	4,361	$4,453
Cash provided by operating activities	$19,389	$11,368
Cash provided by operating activities per share	$0.23	$0.14

Cash Operating Margin per oz gold
	Quarter Ended March 31
	2011	2010
Average sales price per oz gold	$1,386	$1,102
less
Cash operating cost per oz gold produced	727	597
equals
Cash operating margin per oz gold	$659	$505

The following tables are included in Jaguar's audited financial statements as filed on SEDAR and EDGAR.  Readers should refer to those filings for the associated footnotes which are an integral part of the tables.

JAGUAR MINING INC.

Condensed Interim Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars)

(unaudited)
	March 31, 2011	December 31, 2010	January 1, 2010
Assets
Current assets:
Cash and cash equivalents	$135,543	$39,223	$121,256
Inventory	29,066	31,495	36,986
Prepaid expenses and sundry assets	27,693	24,523	19,050
Derivatives	168	168	1,280
	192,470	95,409	178,572

Prepaid expenses and sundry assets	48,721	48,582	35,837
Net smelter royalty	1,006	1,006	1,006
Restricted cash	908	908	108
Property, plant and equipment	356,635	348,815	262,748
Mineral exploration projects	75,953	74,658	62,236
	$675,693	$569,378	$540,507

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$31,156	$27,853	$22,892
Notes payable	23,482	26,130	5,366
Income taxes payable	17,687	16,677	15,641
Reclamation provisions	1,780	2,167	510
Deferred compensation liabilities	2,305	2,436	-
Other liabilities	849	704	-
	77,259	75,967	44,409

Notes payable	222,804	140,664	125,483
Option component of convertible notes	49,021	28,776	75,356
Deferred income taxes	676	215	450
Reclamation provisions	19,324	17,960	10,008
Deferred compensation liabilities	2,125	4,829	8,876
Other liabilities	290	497	738
Total liabilities	371,499	268,908	265,320

Shareholders' equity
Share capital	369,747	369,747	365,667
Stock options	12,984	13,054	14,762
Contributed surplus	1,971	1,901	1,167
Deficit	(80,508)	(84,232)	(106,409)
Total equity attributable to equity shareholders of the Company	304,194	300,470	275,187

Commitments
	$675,693	$569,378	$540,507

JAGUAR MINING INC.

Condensed Interim Consolidated Statements of Operations and Comprehensive Income
(Expressed in thousands of U.S. dollars, except per share amounts)

(unaudited)
	Three Months Ended March 31, 2011	Three Months Ended March 31, 2010

Gold sales	$55,140	$40,670
Production costs	(33,057)	(25,140)
Stock-based compensation	5	(127)
Depletion and amortization	(11,120)	(7,998)
Gross profit	10,968	7,405

Operating expenses:
Exploration	334	1,107
Stock-based compensation	(2,691)	(770)
Administration	5,256	4,297
Management fees	162	339
Amortization	357	124
Other	836	689
Total operating expenses	4,254	5,786

Income before the following	6,714	1,619

Loss (gain) on derivatives	(287)	253
Loss (gain) on conversion option embedded in convertible debt	1,340	(32,505)
Foreign exchange loss (gain)	(3,089)	564
Accretion expense	570	290
Interest expense	5,682	4,028
Interest income	(1,466)	(1,361)
Gain on disposition of property	(719)	(497)
Total other expenses (recoveries)	2,031	(29,228)

Income before income taxes	4,683	30,847
Income taxes
Current income taxes	504	2,385
Deferred income taxes	455	1,644
Total income taxes	959	4,029

Net income and comprehensive income for the period	$3,724	$26,818

Basic earnings per share	$0.04	$0.32
Diluted earnings per share	$0.04	$0.31

Weighted average number of common shares outstanding - basic	84,373,648	83,995,337
Weighted average common shares outstanding - diluted	84,385,392	98,538,285

JAGUAR MINING INC.

Condensed Interim Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)

(unaudited)
	Three Months Ended March 31, 2011	Three Months Ended March 31, 2010

Cash provided by (used in):
Operating activities:
Net income and comprehensive income for the period	$3,724	$26,818
Adjustments to reconcile net earnings to net cash provided from (used in) operating activities:
Unrealized foreign exchange loss (gain)	(2,794)	397
Stock-based compensation recovered	(2,696)	(643)
Interest expense	3,064	2,171
Accretion of interest income	(94)	-
Accretion expense	570	290
Deferred income taxes	455	1,644
Depletion and amortization	11,477	8,122
Unrealized loss on derivatives	-	699
Unrealized loss (gain) on option component of convertible note	1,340	(32,505)
Reclamation expenditure	(18)	(78)
Change in non-cash operating working capital
Inventory	2,267	2,209
Prepaid expenses and sundry assets	(2,056)	(2,936)
Accounts payable and accrued liabilities	3,302	4,381
Income taxes payable	1,009	799
Deferred compensation liability	(161)	-
	19,389	11,368
Financing activities:
Issuance of common shares	-	1,501
Increase in restricted cash	-	(800)
Repayment of debt	(3,818)	(68)
Increase in debt	99,313	3,542
Interest paid	(361)	(149)
Other long - term liabilities	(61)	164
	95,073	4,190
Investing activities
Short term investments	-	(5,811)
Mineral exploration projects	(2,345)	(1,865)
Purchase of property, plant and equipment	(17,868)	(35,065)
	(20,213)	(42,741)
Effect of foreign exchange on non-U.S. dollar denominated cash and cash equivalents	2,071	980
Increase (decrease) in cash and cash equivalents	96,320	(26,203)
Cash and cash equivalents, beginning of period	39,223	121,256
Cash and cash equivalents, end of period	$135,543	$95,053

Departure of Corporate Officer

Mr. Robert Zwerneman, Jaguar's Vice President of Corporate Development and Director of Investor Relations, has notified the Company he will be resigning from Jaguar in order to pursue an employment opportunity with another firm. Mr. Zwerneman has been with the Company since October 2006 and will remain for a period of time in a transitional role until a suitable replacement can be found. His service as an officer of the Company will come to an end on May 19, 2011.

Conference Call Details

The Company will hold a conference call tomorrow, May 18 at 9:00 a.m. EDT, to discuss the results.

Conference Call Details:

From North America: International:	800-476-0592 213-416-2192
Replay: From North America: International: Replay ID: Webcast:	800-675-9924 213-416-2185 51811 www.jaguarmining.com

A presentation will be available prior to the call on the Company's homepage at www.jaguarmining.com.

About Jaguar

Jaguar is a gold producer in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais.  Jaguar is also engaged in developing the Gurupi Project in the state of Maranhão.  Based on its development plans, Jaguar is one of the fastest growing gold producers in Brazil. The Company is actively exploring and developing additional mineral resources at its approximate 256,300-hectare land base in Brazil.  Additional information is available on the Company's website at www.jaguarmining.com.

Forward Looking Statements

This press release contains forward-looking statements, within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, concerning the Company's expectation to realize further sequential gains in its quarterly production during 2011 as well as achieve gold production of between 195,000 and 205,000 ounces for the year ending December 31, 2011.  Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, or performance to be materially different from any future results or performance expressed or implied by the forward-looking statements.

These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labor and equipment, the possibility of labor strikes and work stoppages  and changes in general economic conditions.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

The forward-looking statements represent our view as of the date of discussion.  The Company anticipates that subsequent events and developments may cause the Company's views to change.  The Company does not undertake to update any forward-looking statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion except as required by law.  For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company's forward-looking statements, see the "CAUTIONARY NOTE" regarding forward-looking statements and "RISK FACTORS" in the Company's Annual Information Form for the year ended December 31, 2010 filed on System for Electronic Document Analysis and Retrieval and available at http://www.sedar.com and the Company's Annual Report on Form 40-F for the year ended December 31, 2010 filed with the United States Securities and Exchange Commission and available at www.sec.gov.

%CIK: 0001333849

For further information:
Valéria Rezende DioDato
Director of Communication
603-224-4800
valeria@jaguarmining.com

CO: Jaguar Mining Inc.

CNW 16:05e 17-MAY-11